

November 22, 2010

Peter Klamka
Chief Executive Officer
WTTJ Corp.
17033 S. Dixie Highway
Miami, FL 33157

> **Re: WTTJ Corp.**
> **Amendment Nos. 4 and 5 to Registration Statement on Form 10**
> **Filed October 29 and November 1, 2010, respectively**
> **Form 10-Q for the Quarterly Period ended September 30, 2010**
> **Filed November 12, 2010**
> **File No. 000-54082**

Dear Mr. Klamka:

We have reviewed the above-cited filings and your response letter dated October 28, 2010, and have the following comments. Unless otherwise indicated, references to prior comments in this letter relate to comments in our letter dated October 25, 2010.

Item 2. Financial Information

Plan of Operations

1. We note your revisions in response to prior comment 1. Please consider the application of Rule 135c with respect to your disclosures relating to any proposed unregistered offerings.

Unaudited Financial Statements

2. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Form 10-Q for the Quarterly Period ended September 30, 2010

General

3. In your response letter dated September 20, 2010, you indicated in response to prior comment 2 of our letter dated September 9, 2010 that you are not a blank check company and you revised Note 1 to the financial statements in the Form 10 to state: "The Company is devoting its resources to establishing a[n] internet travel website…." However, you continue to state in Note 1 to the financial statements of the Form 10-Q that

"The Company's primary business activity is to acquire or commence a commercially viable operation." Please advise.

Item 3. Controls and Procedures

4. We note that your definition of disclosure controls and procedures does not conform to the definition provided in Rules 13a-15(e) or 15d-15(e). Please confirm, if true, that your disclosure controls and procedures were designed to ensure that information required to be disclosed by you in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the specified time periods and to ensure that information required to be disclosed by you in the reports you file or submit under the Act is accumulated and communicated to your management, including your principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, please provide a representation that you will conform your disclosure in future filings.

5. Item 307 of Regulation S-K requires that you provide the conclusions of your principal financial officer, or the person performing similar functions, regarding the effectiveness of your disclosure controls and procedures. We note that you have identified Mr. Klamka as the "principal accounting officer" but not as the principal financial officer. Please confirm, if true, that Mr. Klamka is the principal financial officer or the person performing similar functions and confirm that you will conform your disclosure in future filings. The comment also relates to the certification filed as Exhibit 31.1, which is required to be provided by the principal financial officer of the registrant. Refer to Exchange Act Rules 13a-14(a) and 15d-14(a).

6. We note your statement that "no matter how well designed and operated, a control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met." To the extent you include this type of qualification in future filings, please set forth, if true, the conclusions of the principal executive and principal financial officer that the disclosure controls and procedures are, in fact, effective at the "reasonable assurance" level. Refer to SEC Release No. 33-8238, Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Section II.F.4.

Please direct all questions to the undersigned at (202) 551-3457. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel